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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                         MAX & ERMA'S RESTAURANTS, INC.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   577903 10 7
                                 (CUSIP Number)

                             William C. Niegsch, Jr.
                         Max & Erma's Restaurants, Inc.
                              4849 Evanswood Drive
                              Columbus, Ohio 43229
                                  614-431-5800

                                 With a copy to:

                              Scott D. Reinke, Esq.
                       Porter, Wright, Morris & Arthur LLP
                              41 South High Street
                               Columbus, OH 43215
                                  614-227-2180

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ]




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1.       Names of Reporting Person:  Roger D. Blackwell
         S.S. or I.R.S. Identification No. of Above Individual (optional):  N/A

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [   ]
                  (b)      [   ]

3.       SEC Use Only

4.       Source of Funds:  PF

5. Check Box if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                  [   ]

6.       Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power:  510,422

8.       Shared Voting Power:  0

9.       Sole Dispositive Power:  510,422

10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:  510,422

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                  [   ]

13.      Percent of Class Represented by Amount in Row (11):  21.4%

14.      Type of Reporting Person:  IN



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ITEM 1.  Security and Issuer

         This Schedule 13D relates to the common stock, $0.10 par value (the "Shares"), of Max & Erma's Restaurants, Inc., an Ohio corporation (the "Company"), whose principal executive offices are located at 4849 Evanswood Drive, Columbus, Ohio 43229.

ITEM 2.  Identity and Background

         (a)      Name:                     Roger D. Blackwell

         (b)      Business Address: 3380 Tremont Road, Columbus, Ohio 43221

         (c) Principal occupation and name, principal business and address of organization in which employment conducted:

                             Professor of Marketing
                             The Ohio State University
                             248 Hagerty Hall
                             1775 College Road
                             Columbus, Ohio 43210

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors):

                     No

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws:

                     No

         (f)      Citizenship:  United States, State of Ohio

ITEM 3.  Source and Amount of Funds or Other Consideration

                  498,422 shares were purchased with personal funds.

                  12,000 shares are subject to presently exercisable stock options received as compensation for service as a director of Issuer.

ITEM 4.  Purpose of Transaction

         All shares are held for investment purposes. Reporting Person has no plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.



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ITEM 5.  Interest in Securities of the Issuer

         (a) Aggregate number and percentage of class of securities beneficially owned: 510,422 shares; 21.4% of the issued and outstanding common stock of the Issuer.

         (b)      Sole power to vote:  510,422 shares
                  Shared power to vote:  0 shares
                  Sole power to dispose:  510,422 shares
                  Shares power to dispose:  0 shares

         (c) Transactions in the class of equity securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less: None

         (d) Other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities: None

         (e) Date on which reporting person ceased to be beneficial owner of more than five percent of class of equity securities: Not applicable

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

ITEM 7.  Material to Be Filed as Exhibits

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




DATED:  January 29, 2003                    /s/ Roger D. Blackwell
                                            ------------------------------
                                            Roger D. Blackwell



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